SECURITIES & EXCHANGE COMMISSION

   WASHINGTON, D.C.  20549

     FORM 12b-25

Notification of Late Filing

CHINA YILI PETROLEUM COMPANY

Commission File Number 001-51554

(Check one)

   [  ] Form 10-K and Form 10-KSB   [  ]  Form 11-K   [  ]   Form 20-F

   [X] Form 10-Q and Form 10-QSB   [  ]  Form N-SAR  [  ]   Form N-CSR

       For the period ended:  September 30, 2007

   [  ] Transition Report on Form 10-K and Form 10-KSB

   [  ] Transition Report on Form 20-F

   [  ] Transition Report on Form 11-K

   [  ] Transition Report on Form 10-Q and Form 10-QSB

   [  ] Transition Report on Form N-SAR

       For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

  Full name of Registrant       China Yili Petroleum Company

  Former name, if applicable

C/O AMERICAN UNION SECURITIES, INC.

100 WALL STREET - 15TH FLOOR

NEW YORK NY 10005

Address of principal executive office

PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K 10-KSB, 20-F, 11-K,

Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

China Yili Petroleum Company  is unable to file its Quarterly Report on Form 10-QSB within the required time because there was a delay in completing the adjustments necessary to close its books for the quarter.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Peter D. Zhou  (212)  232-0120

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934  or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed.  Yes [X]   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the  last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.   Yes [ ]   No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

China Yili Petroleum Company

Name of Registrant as Specified in its Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2007

By:  /s/ Chunshi Li

 Chunshi Li, Chief Executive Officer